UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 1, 2010
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated May 18, 2010.

•	Press Release dated May 27, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 1, 2010	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

NEWS RELEASE
Enbridge Gas Distribution Inc. Receives Ontario Energy Board Decision on 2010 Return on Equity Applicable to Earnings Sharing
TORONTO, May 18, 2010 — Enbridge Gas Distribution Inc. (“EGD”) today received the Ontario Energy Board’s (the “Board’s”) decision in connection with an outstanding issue from its 2010 rate case. Today’s Board decision affects the return on equity applicable to the calculation of earnings sharing with customers during the term of EGD’s incentive regulation plan.
In 2009, the Board established a new benchmark return on equity and revised the annual adjustment formula for establishing the return on equity for all Ontario utilities. In today’s decision, the Board determined that EGD will not be permitted to apply the Board’s new benchmark return on equity to the calculation of earnings sharing with customers during the term of its current incentive regulation plan.
Earnings sharing will continue to be determined on the basis of the Board-approved return on equity formula that existed at the time the current incentive regulation agreement with customers was reached in 2008. During the current incentive regulation plan, if EGD earns more than 100 basis points above the Board-approved return on equity formula in any year, half of those earnings are returned to customers.
For the purposes of rate setting, EGD’s return on equity remains fixed during the term of the incentive regulation plan and is not affected by today’s Board decision.
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information go to www.enbridgegas.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:
Media	Investment Community
Lisa McCarney	Vern Yu
(416) 495-5662	(403) 231-3946
E-mail: lisa.mccarney@enbridge.com	E-mail: vern.yu@enbridge.com

NEWS RELEASE
Enbridge Files Regulatory Application for Northern Gateway Pipeline Project
Filing marks the official commencement of the regulatory review process
CALGARY, Alberta, May 27, 2010 - Enbridge Inc. (TSX:ENB) (NYSE:ENB) (Enbridge) announced today that it has filed an application with the National Energy Board for the construction and operation of the Enbridge Northern Gateway Pipeline which involves a new twin pipeline system between Edmonton, Alberta and a new marine terminal in Kitimat, British Columbia to export petroleum and import condensate.
“The Enbridge Northern Gateway Pipeline project will open important new markets for Canadian crude oil; it will create jobs and a substantial long-term boost to our nation’s economy as well as the communities through which it will pass,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “With an estimated capital cost of $5.5 billion, Northern Gateway is expected to create thousands of job opportunities for regional residents throughout project construction and operations, while providing approximately $36 million of local property taxes on an annual basis.”
The eight-volume regulatory application provides a comprehensive overview of the proposed project and its benefits and will be assessed by a Joint Review Panel recently established by the Minister of the Environment and the National Energy Board. The application covers all aspects of the proposed project including the environmental and socio-economic assessment, environmental protection and risk management measures, engineering, construction and operations, public consultation and Aboriginal engagement, marine transportation and project economics.
“We take pride in our long-standing reputation as a safe pipeline operator and socially responsible company. Construction and operation of the Northern Gateway Pipeline system and marine terminal will be a model of world-class safety and environmental standards,” said Mr. Daniel. “The information shared in our regulatory application includes thorough evaluation of the environmental, engineering and construction considerations of the land and marine facilities and outlines the measures Enbridge will take to demonstrate to communities that our project is safe, that it has been planned responsibly and that environmental protection will always be front-of-mind.”
Mr. Daniel noted that today’s application marks the official commencement of the regulatory review process of the Northern Gateway Pipeline project. “It’s an important step forward in the thorough and comprehensive public review that will provide opportunities to learn more about the project and to provide input to the Joint Review Panel.”
Enbridge’s application is available on the National Energy Board website (www.neb-one.gc.ca) as well as the project website at www.northerngateway.ca. Copies will be made available in public libraries in communities along the proposed route of the pipeline, and DVD copies will be provided to community groups and Aboriginal communities over the next few days.

The Northern Gateway Pipeline project involves a 1,172 kilometre twin pipelines system, running underground from near Edmonton, Alberta to Kitimat, British Columbia, associated pipeline facilities and a tank terminal and marine terminal located in Kitimat. One pipeline, a 36-inch diameter line with an initial capacity of 525,000 bpd, would transport crude oil for export from the Edmonton area to Kitimat. The other pipeline, a 20-inch diameter line with an initial capacity of 193,000 bpd, would be used to import condensate. A tank terminal and marine terminal, referred to as the Kitimat Terminal, is also part of the project. The Northern Gateway Pipeline is expected to be in service in 2016, subject to finalization of commercial terms with industry, and regulatory approvals.
Northern Gateway at a Glance
Economic Benefits

o	Estimated $5.5 billion pipeline project
o	Provides access to new growing markets
o	Approximately 62,700 person-years of construction employment throughout the Canadian economy, including a peak workforce of 3,000 workers
o	Estimated $4.3 billion of labour-related income across Canada during construction
o	Approximately 1,150 long-term jobs across Canada during operations
o	Estimated $2.6 billion in tax revenue throughout the life of the project
Oil Pipeline

o	Westerly flow
o	Transport petroleum from near Edmonton to Kitimat
o	1,172 km in length
o	36 inches in diameter
o	Will carry an average of 525,000 barrels of petroleum per day
Condensate Pipeline

o	Easterly flow
o	Transport condensate from Kitimat to near Edmonton
o	1,172 km in length
o	20 inches in diameter
o	Will carry an average of 193,000 barrels of condensate per day
o	Condensate is used to thin petroleum products for pipeline transport
Kitimat Marine Terminal

o	A model of world-class safety and environmental standards
o	Two mooring berths
o	Total of 14 storage tanks for oil and condensate, potential for two additional tanks
o	Radar monitoring station
o	First response capabilities
o	Creation of 165 long-term jobs to operate the new terminal, tug fleet, first response and to monitor the surrounding environment
For details on Northern Gateway Pipelines visit www.northerngateway.ca

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Alan Roth/Jennifer Varey	Vern Yu
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-3946
Email: alan.roth@enbridge.com or	Email: vern.yu@enbridge.com
jennifer.varey@enbridge.com